SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of May 2003
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)

        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                        ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing logo


                 GENESYS CONFERENCING REPORTS FINANCIAL RESULTS
                     FOR FIRST QUARTER ENDED MARCH 31, 2003

    Continuing Adoption of Automated Services and Cost Reduction Initiatives
                         Boosts Gross and EBITDA Margins



Montpellier, France, May 14, 2003 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported financial results (unaudited) for the first quarter ended March 31, 2003. Increased call volumes, a strong shift to automated services, and cost reduction initiatives drove the results. All financial results are reported under French Generally Accepted Accounting Principles (GAAP).

Comparisons for the first quarter with the prior year period included:

     o   Total call volumes increased 22.2% to 325.6 million minutes
     o   Revenue decreased 17.7% to(euro)45.7 million
     o   Gross margin increased to 63.2%, despite decline in revenue
     o   EBITDA* increased 45.4% to(euro)11.0 million
     o   EBITDA margin improved to 24.2% from 13.7% in prior year
     o Net Income reached(euro)0.7 million, a(euro)8.7 million improvement from the prior year
     o   Fully Diluted GAAP EPS of(euro)0.04
     o Cash and equivalents increased by(euro)5.8 from Q4 2002 to(euro)15.8 million

Power of Automation and Operational Reorganization Driving Results

Francois Legros, Chairman and Chief Executive Officer, stated, "We're pleased with our results for the first quarter of the year. The significant improvement in profitability is the result of the comprehensive reorganization executed by the management team last year. While we are continuing our efforts to drive operating profitability improvement and enhanced financial strength, we are now turning our attention towards volume and revenue growth."

First Quarter Results Reflect Boosted Profitability from Automation and Cost Reduction

Total call volumes were 325.6 million minutes for the first quarter of 2003, up 22.2% from the prior year. Automated services call volumes were up 52.4% from the first quarter of 2002 and increased 6.9% sequentially. Automated services represented approximately 62.2% of revenue and 80.6% of audio call volumes in the first quarter of 2003.

Revenue decreased 17.7% to (euro)45.7 million, from (euro)55.5 in the prior year period. The revenue decline was primarily due to the continuing shift to automated services, which carry higher margins but generate lower per-minute revenues than operator assisted services, the weakening US dollar, and price erosion. Despite the revenue decrease, gross margin was 63.2% compared to 57.8% in the first quarter 2002, primarily driven by the shift to automated services and higher productivity in the call centers.

Selling, general and administrative expenses and research and development expenses declined (euro)8.8 million to (euro)21.5 million, or 29.1%, compared to the first quarter of 2002, primarily due to the Company's cost reduction programs.

Operating profit in the first quarter of 2003 was (euro)4.9 million, compared to an operating loss of (euro)2.0 million in the first quarter of 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA*) totaled
(euro)11.0 million in the first quarter of 2003, resulting in an EBITDA margin of 24.2%, compared to (euro)7.6 million in the prior year period, or an EBITDA margin of 13.7%.

Net income was (euro)0.7 million, or (euro)0.04 per share in the first quarter 2003, compared with a loss of (euro)8.0 million, or (euro)0.52 per share, in the same period last year.

Cash increased to (euro)15.8 million, up (euro)5.8 million from the fourth quarter of 2002.

Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "The first quarter results clearly illustrate how automation and the cost reduction initiatives are driving our business. More importantly, these initiatives, combined with the proposed amendments to the credit facility and pending capital increase, are significantly improving our financial liquidity. We completed the quarter with cash and cash equivalents of (euro)15.8 million."

As previously announced, the Company has reached preliminary agreements, subject to several conditions and to final documentation, to extend the maturities under its bank credit facility and convertible debt. The Company also previously announced its intention to pursue a capital increase of up to (euro)8 million in 2003.


First Quarter 2003 Conference Call and Webcast

Chairman and Chief Executive Officer Francois Legros and Executive Vice President and Chief Financial Officer Michael E. Savage will host a conference call on Wednesday May 14, 2003 at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time.

The conference call will be webcast live. The call may be accessed at www.genesys.com. A replay of the call will be available at www.genesys.com.



*EBITDA is not a generally accepted accounting principle measurement and is presented solely as a supplemental disclosure.

*See attached Note to consolidated statements of operations for reconciliation of Operating Income and EBITDA


Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

This press release is not an offer for sale of the securities in the United States, and the securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the securities in the United States will be made by means of a prospectus containing detailed information regarding Genesys (the "company") and the company's management, including financial statements. Such prospectus will be made available through the company. The company intends to register a portion of the offering in the United States.


About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 18,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 19 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com


Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com


Tricia Heinrich
Press Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com


                           Financial tables to follow

                                        GENESYS CONFERENCING
                              Consolidated Balance Sheets (French GAAP)
                             (in thousands of euros, except share data)



                                                                Dec. 31, 2002       March 31, 2003
                                                                                       Unaudited
ASSETS
Fixed assets
  Goodwill, net                                                (euro)   77,504      (euro)   74,755
  Intangible assets, net                                                80,715               77,726
  Tangible assets, net                                                  27,502               24,391
  Financial assets, net                                                  1,194                  977
  Investments in affiliated companies                                      118                  123
                                                               ---------------      ---------------
Total fixed assets                                                     187,033              177,972
Current assets
  Inventory                                                                 72                   62
  Accounts receivable, less allowances ((euro)3,502 and
  3,505(euro)at December 31, 2002 and March 31, 2003,
  respectively                                                 (euro)   35,929      (euro)   37,325
  Deferred tax assets                                                      361                  340
  Other current assets                                                   7,919                8,287
  Prepaid expenses and deferred charges                                  5,834                5,575
  Marketable securities                                                    109                  111
  Cash at bank                                                           9,886               15,718
                                                               ---------------      ---------------
Total current assets                                                    60,110               67,418
                                                               ---------------      ---------------
Total assets                                                   (euro)  247,143      (euro)  245,390
                                                               ===============      ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' Equity
  Ordinary shares, nominal value of (euro)5 per share
  15,409,933 and 15,471,204 shares issued and outstanding
  at December 31, 2002 and March 31, 2003 respectively         (euro)   77,051      (euro)   77,356
  Common shares to be issued                                             1,332                1,027
  Additional paid-in capital                                           180,652              182,110
  Additional paid-in capital to be issued                                6,344                4,886
  Accumulated deficit                                                 (106,474)            (189,000)
  Net income (loss) for the period                                     (96,617)                 681
  Currency translation adjustments                                      11,335               (1,102)
                                                               ---------------      ---------------
Total shareholders' equity                                              73,623               75,958
Provisions for risks and charges                                         7,505                6,066
Long-term debt
  Long-term portion of long term debt                                  119,537              115,357
  Long-term portion of capitalized lease obligations                       673                  532
                                                               ---------------      ---------------
Total long-term debt                                                   120,210              115,889
Current liabilities
  Bank overdrafts                                                        3,417                3,334
  Accounts payable and accrued liabilities                              20,276               19,141
  Tax payable and deferred compensation                                 15,553               18,269
  Current portion of long-term debt                                      2,390                4,027
  Current portion of capitalized lease obligations                       1,844                1,441
  Deferred revenue                                                         352                  448
  Other liabilities                                                      1,973                  817
                                                               ---------------      ---------------
Total current liabilities                                               45,805               47,477
                                                               ---------------      ---------------
Total liabilities and shareholders' equity                     (euro)  247,143      (euro)  245,390
                                                               ===============      ===============


                                   GENESYS CONFERENCING
               Unaudited Consolidated Statements of Operations (French GAAP)
                        (in thousands of euros, except share data)



                                                           Three months ended March 31,
                                                            2002                  2003
                                                     ---------------        ---------------
Revenue
   Services                                          (euro)   54,940        (euro)   45,571
   Products                                                      512                     83
                                                     ---------------        ---------------
                                                              55,452                 45,654
Cost of Revenue
   Services                                                   22,934                 16,747
   Products                                                      485                     59
                                                     ---------------        ---------------
                                                              23,419                 16,806
                                                     ---------------        ---------------
Gross Profit                                                  32,033                 28,848
Operating expenses
   Research and development                                    1,260                  1,032
   Selling & marketing                                        13,508                  8,676
   General & administrative                                   15,586                 11,801
   Amortization of intangible assets                           3,647                  2,394
                                                     ---------------        ---------------
                                                              34,001                 23,903
                                                     ---------------        ---------------
Operating income (loss)                                       (1,968)                 4,945
Financial income (expense), net                               (2,475)                (1,730)
Equity in loss of affiliated companies                            (7)                     4
Income tax credit (expense)                                     (855)                  (940)
Amortization of goodwill                                      (2,740)                (1,598)
                                                     ---------------        ---------------
Net income (loss)                                    (euro)   (8,045)       (euro)      681
                                                     ===============        ===============

Basic net income (loss) per share                    (euro)    (0.52)       (euro)     0.04
                                                     ===============        ===============
Diluted net income (loss) per share                  (euro)    (0.52)       (euro)     0.04
                                                     ===============        ===============

Number of outstanding shares used in computing            15,528,376             15,547,280
basic net income (loss) per share

Number of outstanding shares used in computing            15,528,376             16,152,911
diluted net income (loss) per share

                                   GENESYS CONFERENCING
                    Notes to the Consolidated Statements of Operations
                                 ( in thousands of Euros )


 NOTE A- EBITDA calculation                                Three months ended March 31,
                                                           2002                   2003
                                                     ---------------        ---------------
 General and Administrative expenses                 (euro)   19,233        (euro)   11,801
 Amortization of deferred acquisition and deferred
 financing costs                                                (435)                  (395)
 Non recurrent income (charges)                                    2                      0
                                                     ---------------        ---------------
 Operating General and Administrative expenses       (euro)   18,800        (euro)   11,406
restated for the above items
                                                     ===============        ===============

 Operating income (loss)                             (euro)   (1,968)       (euro)    4,945
 Amortization of deferred acquisition and deferred
 financing costs                                                 435                    395
 Amortization of intangible assets                             3,647                  2,394
 Non recurrent charges (income)                                   (2)                     0
                                                     ---------------        ---------------
 Operating income restated for the above items                 2,112                  7,734
                                                     ---------------        ---------------
 Depreciation and provisions                                   5,477                  3,304
                                                     ---------------        ---------------
EBITDA (1)                                           (euro)    7,589        (euro)   11,038
                                                     ===============        ===============


 NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET         Three months ended March 31,
                                                           2002                   2003
                                                     ---------------        ---------------

 Interest and other financial income                 (euro)      237        (euro)      462
 Foreign exchange gains                                          163                  2,350
                                                     ---------------        ---------------
 Total financial income                                          400                  2,812

 Interest and other financial expenses                         2,868                  2,882
 Foreign exchange losses                                           7                  1,660
                                                     ---------------        ---------------
 Total financial charges                                       2,875                  4,542

                                                     ---------------        ---------------
Financial income (expense),  net                     (euro)   (2,475)       (euro)   (1,730)
                                                     ===============        ===============


NOTE C- DETAIL OF INCOME TAX EXPENSE                       Three months ended March 31,
                                                           2002                   2003
                                                     ---------------        ---------------

Deferred tax expense                                 (euro)        2        (euro)      (48)
Income tax expense                                              (857)                  (892)
                                                     ---------------        ---------------
Total income tax expense                             (euro)     (855)       (euro)     (940)
                                                     ===============        ===============


(1) We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact
   (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization.

                      Annex - US GAAP Financial Statements


                                             GENESYS S.A.
                               CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                                  (in thousands, except share data)


                                                                       December  31,     March 31,
                                                                           2002            2003
                                                                      --------------  --------------
                                     ASSETS                                             (Unaudited)
   Current assets:
     Cash and cash equivalents........................................(euro)  9,976    (euro) 15,811
     Accounts receivable, less allowances of(euro)3,502 at
       December 31, 2002 and(euro)3,505 at March 31, 2003.............       35,930           37,325
     Inventory........................................................           72               62
     Prepaid expenses.................................................        1,874            2,108
     Other current assets.............................................        5,261            5,629
                                                                      -------------    -------------
            Total current assets......................................       53,113           60,935
   Property and equipment, net........................................       32,234           29,276
   Goodwill and other intangibles, net................................      158,213          157,519
   Investment in affiliated company...................................          118              123
   Deferred tax assets................................................          361              340
   Deferred financing costs, net......................................        3,797            3,419
   Other assets.......................................................        1,897            1,583
                                                                      -------------    -------------
                      Total assets....................................(euro)249,733    (euro)253,195
                                                                      =============    =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
     Bank overdrafts..................................................(euro)  3,417    (euro)  3,334
     Accounts payable.................................................       14,344           13,904
     Accrued liabilities..............................................        7,178            8,152
     Accrued compensation.............................................        6,555            8,090
     Tax payable......................................................        8,998           10,179
     Deferred revenue.................................................          352              448
     Current portion of long-term debt................................        1,143            1,108
     Current portion of capitalized lease obligations.................          191              354
     Current portion of deferred tax liability........................        3,097            3,097
     Current portion of other long-term liability.....................        2,284              825
     Other current liabilities........................................        1,759              620
                                                                      -------------    -------------
            Total current liabilities.................................       49,318           50,111
   Long-term portion of long-term debt................................      120,165          116,031
   Long-term portion of capitalized lease obligations.................          149               19
   Long term portion of deferred tax liability........................       20,666           19,894
   Other long-term liability..........................................        6,644            5,548
   Commitments and contingencies......................................           --               --
   Shareholders' equity:
     Ordinary shares;(euro)5.00 nominal value;
       15,409,933 and 15,471,204 shares issued and outstanding
       at December 31, 2002 and March 31, 2003, respectively..........       77,050           77,356
     Common shares to be issued:(euro)5.00 nominal value; 137,347 and 76,076 shares at December 31, 2002 and March 31, 2003,
       respectively...................................................          687              380
     Additional paid-in capital.......................................      194,217          194,217
     Accumulated other comprehensive income...........................        6,980            8,881
     Deferred compensation............................................         (220)            (158)
     Accumulated deficit..............................................     (225,172)        (218,333)
                                                                      -------------    -------------
                                                                             53,542           62,343
     Less cost of treasury shares: 22,131 shares at December 2002
       and March 31, 2003.............................................         (751)            (751)
                                                                      -------------    -------------
            Total shareholders' equity................................       52,791           61,592
                                                                      -------------    -------------
                      Total liabilities and shareholders' equity......(euro)249,733    (euro)253,195
                                                                      =============    =============


                                             GENESYS S.A.
                    CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (U.S. GAAP)
                                  (in thousands, except share data)

                                                                       Three months ended March 31,
                                                                         2002                2003
                                                                      -------------    -------------
   Revenue:
     Services.........................................................(euro) 54,940    (euro) 45,571
     Products.........................................................          512               83
                                                                      -------------    -------------
                                                                             55,452           45,654
   Cost of revenue:
     Services.........................................................       22,934           16,813
     Products.........................................................          485               59
                                                                      -------------    -------------
                                                                             23,419           16,872
                                                                      -------------    -------------
   Gross profit.......................................................       32,033           28,782
   Operating expenses:
     Research and development.........................................        1,260            1,032
     Selling and marketing............................................       13,508            8,676
     General and administrative.......................................       15,210           11,469
     Restructuring charge.............................................        3,671               --
     Amortization of intangibles......................................        3,649            2,615
                                                                      -------------    -------------
             Total operating expenses.................................       37,298           23,792
   Operating income (loss)............................................       (5,265)           4,990
   Financial income (expense)
     Interest income..................................................           58               59
     Interest expense.................................................       (2,297)          (2,452)
     Foreign exchange gain............................................         (540)           4,688
     Other financial income (expense), net............................         (275)            (288)
                                                                      -------------    -------------
   Financial income (expense), net....................................       (3,054)           2,007
   Equity in loss of affiliated company...............................           (8)               4
                                                                      -------------    -------------
   Income (loss) before taxes.........................................       (8,327)           7,001
   Income tax (expense) credit........................................          349             (166)
                                                                      -------------    -------------
             Net income (loss)........................................(euro) (7,978)   (euro)  6,835
                                                                      =============    =============
   Basic net income (loss) per share..................................(euro)  (0.52)   (euro)  (0.44)
                                                                      =============    =============
   Diluted net income (loss) per share................................(euro)  (0.52)   (euro)  (0.43)
                                                                      =============    =============
   Number of shares used in computing basic net income
     (loss) per share.................................................   15,528,376       15,547,280
   Dilution effect on convertible notes...............................           --          605,631
   Number of shares used in computing diluted net income
     (loss) per share.................................................   15,528,376       16,152,911

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 14, 2003

                                            GENESYS SA


                                            By: /s/ Francois Legros
                                                -------------------------------
                                            Name: Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer